Filed Pursuant to Rule 424(b)(3)
Registration No. 333-140548

SUPPLEMENT NO. 10 DATED MARCH 18, 2008

TO PROSPECTUS DATED JULY 19, 2007

APPLE REIT EIGHT, INC.

The following information supplements the prospectus of Apple REIT Eight, Inc. dated July 19, 2007 and is part of the prospectus. This Supplement updates the information presented in the prospectus. Prospective investors should carefully review the prospectus, Supplement No. 8 (which is cumulative and replaces all prior Supplements), Supplement No. 9 and this Supplement No. 10.

Certain forward-looking statements are included in the prospectus and in each supplement. These forward-looking statements may involve our plans and objectives for future operations, including future growth and availability of funds. These forward-looking statements are based on current expectations, which are subject to numerous risks and uncertainties. Assumptions relating to these statements involve judgments with respect to, among other things, the continuation of our offering of units, future economic, competitive and market conditions and future business decisions, together with local, national and international events (including, without limitation, acts of terrorism or war, and their direct and indirect effects on travel and the economy). All of these matters are difficult or impossible to predict accurately and many of them are beyond our control. Although we believe the assumptions relating to the forward-looking statements, and the statements themselves, are reasonable, any of the assumptions could be inaccurate and, therefore, there can be no assurance that these forward-looking statements will prove to be accurate. In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our objectives and plans, which we consider to be reasonable, will be achieved.

“Courtyard by Marriott,” “Fairfield Inn,” “TownePlace Suites,” “SpringHill Suites,” “Renaissance” and “Residence Inn” are each a registered trademark of Marriott International, Inc. or one of its affiliates. All references below to “Marriott” mean Marriott International, Inc. and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Marriott is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Marriott’s relationship with Apple REIT Eight, Inc., or otherwise. Marriott is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Eight, Inc. and receives no proceeds from the offering. Marriott has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Marriott of any franchise or other rights to Apple REIT Eight, Inc. shall not be construed as any expression of approval or disapproval. Marriott has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

“Hampton Inn,” “Hampton Inn & Suites,” “Homewood Suites,” and “Hilton Garden Inn” are each a registered trademark of Hilton Hotels Corporation or one of its affiliates. All references below to “Hilton” mean Hilton Hotels Corporation and all of its affiliates and subsidiaries, and their respective officers, directors, agents, employees, accountants and attorneys. Hilton is not responsible for the content of this prospectus supplement, whether relating to hotel information, operating information, financial information, Hilton’s relationship with Apple REIT Eight, Inc., or otherwise. Hilton is not involved in any way, whether as an “issuer” or “underwriter” or otherwise, in the offering by Apple REIT Eight, Inc. and receives no proceeds from the offering. Hilton has not expressed any approval or disapproval regarding this prospectus supplement or the offering related to this prospectus supplement, and the grant by Hilton of any franchise or other rights to Apple REIT Eight, Inc. shall not be construed as any expression of approval or disapproval. Hilton has not assumed, and shall not have, any liability in connection with this prospectus supplement or the offering related to this prospectus supplement.

STATUS OF THE OFFERING

We completed the minimum offering of units (with each unit consisting of one Common Share and one Series A Preferred Share) at $10.50 per unit on July 27, 2007. We are continuing the offering at $11 per unit in accordance with the prospectus.

As of February 25, 2008, we had closed on the following sales of units in the offering:

Price Per Unit	Number of Units Sold	Gross Proceeds	Proceeds Net of Selling Commissions and Marketing Expense Allowance
$10.50	4,761,905	$50,000,000	$45,000,000
$11.00	75,538,509	$830,923,601	$747,831,241

Total	80,300,414	$880,923,601	$792,831,241

Our distributions in 2007 totaled $14.5 million and were paid monthly at a rate of $0.073334 per share, with the exception of one month when the distribution was paid at a rate of $0.11 per share. The distributions paid in 2007 included a return of capital. For the same period our cash generated from operations was approximately $5.6 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, we have had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from the offering of units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. We intend to continue paying dividends on a monthly basis, at an annualized rate of $0.88 per common share. Since a portion of distributions has to date been funded with proceeds from the offering of units, our ability to maintain our current intended rate of distribution will be based on our ability to fully invest our offering proceeds and thereby increase our cash generated from operations. Since there can be no assurance of our ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties. See “Risk Factors—We may be unable to make distributions to our shareholders,” on page 24 of the prospectus.

RECENT DEVELOPMENTS

Recent Purchases

From February 29, 2008 through March 14, 2008, our wholly-owned subsidiaries closed on the purchase of five hotels located in Arkansas and Texas. These hotels are part of a group of seven hotels that we contracted to purchase from selling entities related to each other through common ownership. The aggregate gross purchase price for these hotels, which contain a total of 434 guest rooms, was approximately $47.3 million. Purchase contracts currently remain in effect for two other hotels in this group, although a number of required conditions to closing are currently unsatisfied for each of those other hotels. As a result, there can be no assurance at this time that any additional closings will occur with respect to the remaining hotels.

On March 6, 2008, one of our wholly-owned subsidiaries closed on the purchase of a hotel located in Westford, Massachusetts. On March 17, 2008, another one of our wholly-owned subsidiaries closed on the purchase of a hotel located in Overland Park, Kansas. These two hotels are part of a group of six hotels that we contracted to purchase from selling entities related to each other through common ownership. The aggregate gross purchase price for these two recently purchased hotels, which contain a total of 212 guest rooms, was $24.1 million. Purchase contracts currently remain in effect for four other hotels in this group, although a number of required conditions to closing are currently unsatisfied for each of those other hotels. As a result, there can be no assurance at this time that any additional closings will occur with respect to the remaining hotels.

On March 7, 2008, one of our wholly-owned subsidiaries closed on the purchase of a hotel located in Sacramento, California. This hotel is part of a group of four hotels that we contracted to purchase from selling entities related to each other through common ownership. The gross purchase price for this hotel, which contains 154 guest rooms, was approximately $27.6 million. Purchase contracts currently remain in effect for three other hotels in this group, although a number of required conditions to closing are currently unsatisfied for each of those other hotels. As a result, there can be no assurance at this time that any additional closings will occur with respect to the remaining hotels.

On March 7, 2008, one of our wholly-owned subsidiaries closed on the purchase of a hotel located in Concord, North Carolina. This hotel is part of a group of eight hotels that we contracted to purchase from selling entities related to each other through common ownership. The gross purchase price for this hotel, which contains 101 guest rooms, was $9.2 million. Purchase contracts currently remain in effect for two other hotels in this group, although a number of required conditions to closing are currently unsatisfied for each of those other hotels. As a result, there can be no assurance at this time that any additional closings will occur with respect to the remaining hotels.

On March 14, 2008, one of our wholly-owned subsidiaries closed on the purchase of a hotel located in Sanford, Florida. The gross purchase price for this hotel, which contains 105 guest rooms, was approximately $11.2 million.

Further information about our recently purchased hotels is provided in other sections below.

Source of Payments

Our recent purchases, which resulted in our ownership of 10 additional hotels, were funded by the proceeds from our ongoing offering of units. We also used our offering proceeds to pay $2,388,220, representing 2% of the gross purchase price for our recent purchases, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is one of our directors and our Chief Executive Officer.

Overview of Owned Hotels

As a result of our recent purchases, we currently own 23 hotels, which are located in the states indicated in the map below:

ACQUISITIONS AND RELATED MATTERS

Each of our recently purchased hotels has been leased to one of our wholly-owned subsidiaries, as the lessee, under a separate hotel lease agreement. For simplicity, the applicable lessee will be referred to below as the “lessee.”

Each hotel is managed under a separate management agreement between the applicable lessee and the manager. For simplicity, the applicable manager will be referred to below as the “manager.”

The hotel lease agreements and the management agreements are among the contracts described in the next section. The table below specifies the franchise, hotel owner, lessee and manager for our recently purchased hotels:

Hotel	Franchise (a)	Hotel Owner/Lessor	Lessee	Manager (b)
Rogers, Arkansas	Fairfield Inn & Suites	Apple Eight Hospitality Ownership, Inc.	Apple Eight Hospitality Management, Inc.	InterMountain Management, L.LC.
Rogers, Arkansas	Residence Inn	Apple Eight Hospitality Ownership, Inc.	Apple Eight Hospitality Management, Inc.	InterMountain Management, L.LC.
Westford, Massachusetts	Hampton Inn & Suites	Apple Eight Hospitality Massachusetts, Inc.	Apple Eight Hospitality Massachusetts Services, Inc.	True North Hotel Group, Inc.
Concord, North Carolina	Hampton Inn	Apple Eight SPE Concord, Inc.	Apple Eight Services Concord, Inc.	Newport Concord Management LLC
Sacramento, California	Hilton Garden Inn	Apple Eight Hospitality Ownership, Inc.	Apple Eight Hospitality Management, Inc.	Dimension Development Company, Inc.
Texarkana, Texas	Courtyard	Apple Eight Hospitality Texas, LLC	Apple Eight Hospitality Texas Services, LLC	InterMountain Management, L.LC.
Texarkana, Texas	TownePlace Suites	Apple Eight Hospitality Texas, LLC	Apple Eight Hospitality Texas Services, LLC	InterMountain Management, L.LC.
Springdale, Arkansas	Residence Inn	Apple Eight Hospitality Ownership, Inc.	Apple Eight Hospitality Management, Inc.	InterMountain Management, L.LC.
Sanford, Florida	SpringHill Suites	Apple Eight Hospitality Ownership, Inc.	Apple Eight Hospitality Management, Inc.	LBAM – Investor Group, L.L.C.
Overland Park, Kansas	SpringHill Suites	Apple Eight Hospitality Midwest, LLC	Apple Eight Hospitality Management, Inc.	True North Hotel Group, Inc.

Notes for Table:

(a)	All brand and trade names, logos or trademarks contained, or referred to, in this prospectus supplement are the properties of their respective owners. These references shall not in any way be construed as participation by, or endorsement of, our offering by any of our franchisors or managers.
(b)	Except for the hotel in Florida, the listed hotels were purchased from an affiliate of the indicated manager.

We have no material relationship or affiliation with the hotel sellers or managers, except for the relationship resulting from our purchases, our management agreements for the hotels we own, our pending purchase contracts and any related documents.

The purchase contract for the hotel in Concord, North Carolina required our purchasing subsidiary to assume a loan that is secured by the hotel. Loan payments are due in monthly installments of principal and interest on an amortized basis. The table below provides further information about this loan:

Hotel	Franchise	Outstanding Principal Balance of Loan	Annual Interest Rate	Maturity Date
Concord, North Carolina	Hampton Inn	$5,143,000	6.10%	March 2017

SUMMARY OF CONTRACTS

FOR OUR PROPERTIES

Hotel Lease Agreements

Each of our recently purchased hotels is covered by a separate hotel lease agreement between the owner (one of our wholly-owned subsidiaries) and the applicable lessee (another one of our wholly-owned subsidiaries, as specified in the previous section). Each lease provides for an initial term of 10 years. The applicable lessee has the option to extend its lease term for two additional five-year periods, provided it is not in default at the end of the prior term or at the time the option is exercised.

Each lease provides for annual base rent and percentage rent. The annual base rent is payable in advance in equal monthly installments and will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Shown below is the annual base rent and the lease commencement date for our recently purchased hotels:

Hotel	Franchise	Annual Base Rent	Date of Lease Commencement
Rogers, Arkansas	Fairfield Inn & Suites	$557,149	February 29, 2008
Rogers, Arkansas	Residence Inn	676,466	February 29, 2008
Westford Massachusetts	Hampton Inn & Suites	1,115,208	March 6, 2008
Concord, North Carolina	Hampton Inn	838,862	March 7, 2008
Sacramento, California	Hilton Garden Inn	1,797,526	March 7, 2008
Texarkana, Texas	Courtyard	827,508	March 7, 2008
Texarkana, Texas	TownePlace Suites	674,051	March 7, 2008
Springdale, Arkansas	Residence Inn	398,933	March 14, 2008
Sanford, Florida	SpringHill Suites	801,610	March 14, 2008
Overland Park, Kansas	SpringHill Suites	850,171	March 17, 2008

The annual percentage rent depends on a formula that compares fixed “suite revenue breakpoints” with a portion of “suite revenue,” which is equal to gross revenue from guest rentals less sales and room taxes and credit card fees. The suite revenue breakpoints will be adjusted each year in proportion to the Consumer Price Index (based on the U.S. City Average). Specifically, the annual percentage rent is equal to the sum of (a) 17% of all suite revenue for the year, up to the applicable suite revenue breakpoint; plus (b) 55% of the suite revenue for the year in excess of the applicable suite revenue breakpoint, as reduced by base rent paid for the year.

Management Agreements

Each of our recently purchased hotels is being managed by the manager under a separate management agreement between the manager and the applicable lessee (which is one of our wholly-owned subsidiaries, as specified in the previous section). The manager is responsible for managing and supervising the daily operations of the hotel and for collecting revenues for the benefit of the applicable lessee. The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties. We believe that such fees and terms are appropriate for the hotels and the markets in which they operate.

Franchise Agreements

In general, for the hotels franchised by Marriott International, Inc. or one of its affiliates, there is a relicensing franchise agreement between the applicable lessee (as specified in a previous section) and Marriott International, Inc. or an affiliate. Each relicensing franchise agreement provides for the payment of royalty fees and marketing contributions to the franchisor. A percentage of gross room revenues is used to determine these payments. In addition, we have caused Apple Eight Hospitality, Inc. or another one of our subsidiaries to provide a separate guaranty of the payment and performance of the applicable lessee under the relicensing franchise agreement.

For the hotels franchised by Hilton Hotels Corporation or one of its affiliates, there is a franchise license agreement between the applicable lessee and Hilton Hotels Corporation or an affiliate. Each franchise license agreement provides for the payment of royalty fees and program fees to the franchisor. A percentage of gross room revenues is used to determine these payments. Apple Eight Hospitality, Inc. or another one of our subsidiaries has guaranteed the payment and performance of the lessee under the applicable franchise license agreement.

The fees and other terms of these agreements are the result of commercial negotiations between otherwise unrelated parties, and we believe that such fees and terms are appropriate for the hotels and the markets in which they operate. These agreements may be terminated for various reasons, including failure by the applicable lessee to operate in accordance with the standards, procedures and requirements established by the franchisor.

Owner Agreements

In connection with each relicensing franchise agreement, there is a separate owner agreement among the franchisor, owner and applicable lessee. The owner agreement generally provides that the owner (our wholly-owned subsidiary) will (a) be bound by certain restrictions in the relicensing franchise agreement for the hotel; and (b) perform the obligations of the applicable lessee (which is another one of our wholly-owned subsidiaries) in the event of its default under such agreement.

OUR PROPERTIES

Our recently purchased hotels offer guest rooms and suites, together with related amenities, that are consistent with their operations. The hotels are located in developed or developing areas and in competitive markets. We believe the hotels are well-positioned to compete in their markets based on location, amenities, rate structure and franchise affiliation. In the opinion of management, each hotel is adequately covered by insurance. The following tables present further information about our recently purchased hotels:

Table 1. General Information

Hotel	Franchise	Number of Rooms/ Suites	Gross Purchase Price	Average Daily Rate (Price) per Room/ Suite (a)	Federal Income Tax Basis for Depreciable Real Property Component of Hotel (b)
Rogers, Arkansas	Fairfield Inn & Suites	99	$8,000,000	$119 – 149	$7,145,000
Rogers, Arkansas	Residence Inn	88	11,744,000	109 – 154	10,849,000
Westford Massachusetts	Hampton Inn & Suites	110	15,250,000	139 – 159	13,722,000
Concord, North Carolina	Hampton Inn	101	9,200,000	99 – 129	8,009,000
Sacramento, California	Hilton Garden Inn	154	27,630,000	149 – 199	25,144,000
Texarkana, Texas	Courtyard	90	12,924,000	114 – 139	12,264,000
Texarkana, Texas	TownePlace Suites	85	9,057,000	94 – 144	8,462,000
Springdale, Arkansas	Residence Inn	72	5,606,000	99 – 129	5,173,000
Sanford, Florida	SpringHill Suites	105	11,150,000	129 – 159	10,247,000
Overland Park, Kansas	SpringHill Suites	102	8,850,000	99 – 159	7,938,000

	Total	1,006	$119,411,000

Notes for Table 1:

(a)	The amounts shown are subject to change, and exclude discounts that may be offered to corporate, frequent and other select customers.
(b)	The depreciable life is 39 years (or less, as may be permitted by federal tax laws) using the straight-line method. The modified accelerated cost recovery system will be used for the hotel’s personal property component.

Table 2. Operating Information (a)

PART A

		Avg. Daily Occupancy Rates (%)
Hotel	Franchise	2003	2004	2005	2006	2007
Rogers, Arkansas	Fairfield Inn & Suites	64%	59%	60%	61%	61%
Rogers, Arkansas	Residence Inn	—	65%	68%	74%	67%
Westford Massachusetts	Hampton Inn & Suites	—	—	—	—	49%
Concord, North Carolina	Hampton Inn	54%	57%	63%	62%	74%
Sacramento, California	Hilton Garden Inn	69%	76%	79%	82%	82%
Texarkana, Texas	Courtyard	56%	80%	77%	84%	83%
Texarkana, Texas	TownePlace Suites	—	—	—	59%	76%
Springdale, Arkansas	Residence Inn	77%	74%	76%	77%	72%
Sanford, Florida	SpringHill Suites	60%	75%	74%	74%	69%
Overland Park, Kansas	SpringHill Suites	66%	69%	66%	67%	63%

PART B
		Revenue per Available Room/Suite ($)
Hotel	Franchise	2003	2004	2005	2006	2007
Rogers, Arkansas	Fairfield Inn & Suites	$49	$48	$50	$53	$53
Rogers, Arkansas	Residence Inn	—	66	71	75	66
Westford Massachusetts	Hampton Inn & Suites	—	—	—	—	53
Concord, North Carolina	Hampton Inn	35	38	44	51	65
Sacramento, California	Hilton Garden Inn	73	81	89	99	105
Texarkana, Texas	Courtyard	41	64	61	70	75
Texarkana, Texas	TownePlace Suites	—	—	—	43	61
Springdale, Arkansas	Residence Inn	67	66	67	67	65
Sanford, Florida	SpringHill Suites	46	56	62	68	68
Overland Park, Kansas	SpringHill Suites	48	59	63	71	70

Note for Table 2:

(a)	Operating data is presented for the last five years (or since the beginning of hotel operations).

Table 3. Tax and Related Information

Hotel	Franchise	Tax Year		Real Property Tax Rate (c)	Real Property Tax
Rogers, Arkansas	Fairfield Inn & Suites	2007	(a)	5.35%	$42,900
Rogers, Arkansas	Residence Inn	2007	(a)	5.35%	51,900
Westford Massachusetts	Hampton Inn & Suites	2008	(b)	2.12%	142,100
Concord, North Carolina	Hampton Inn	2007	(a)	1.08%	51,100
Sacramento, California	Hilton Garden Inn	2008	(b)	1.16%	227,400
Texarkana, Texas	Courtyard	2007	(a)	2.23%	98,100
Texarkana, Texas	TownePlace Suites	2007	(a)	2.23%	104,400
Springdale, Arkansas	Residence Inn	2007	(a)	5.17%	43,000
Sanford, Florida	SpringHill Suites	2007	(a)	1.79%	108,100
Overland Park, Kansas	SpringHill Suites	2007	(a)	2.65%	158,300

Notes for Table 3:

(a)	Represents calendar year.
(b)	Represents 12-month period from July 1 through June 30.
(c)	Property tax rate is an aggregate figure for county, city and other local taxing authorities (to the extent applicable).

SELECTED FINANCIAL DATA

The following table sets forth selected financial data for the period ended December 31, 2007. Certain information in the table has been derived from the Company’s audited financial statements and notes thereto. This data should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Supplement. During the period from the Company’s initial capitalization on January 22, 2007 to November 8, 2007, the Company owned no properties, had no revenue exclusive of interest income, and was primarily engaged in capital formation activities. Operations commenced on November 9, 2007 with the Company’s first property acquisition.

(in thousands except per share and statistical data)	For the period January 22, 2007 (initial capitalization) through December 31, 2007

Revenues:
Room revenue	$1,385
Other revenue	100

Total revenue	1,485

Expenses:
Hotel operating expenses	886
Taxes, insurance and other	165
General and administrative	1,046
Depreciation	333
Interest income, net of expense	(6,343)

Total expenses	(3,913)

Net income	$5,398

Per Share
Earnings per common share	$0.35
Distributions paid to common shareholders	$0.40
Weighted-average common shares outstanding—basic and diluted	15,376

Balance Sheet Data (at end of period)
Cash and cash equivalents	$562,009
Investment in hotels, net	$87,310
Total assets	$670,771
Shareholders’ equity	$670,319
Net book value per share	$9.72

Other Data
Cash flow from:
Operating activities	$5,583
Investing activities	$(108,549)
Financing activities	$664,951
Number of hotels owned at end of period	6
Average Daily Rate (ADR) (b)	$95
Occupancy	61.3%
Revenue Per Available Room (RevPAR) (c)	$58

Funds From Operations Calculation
Net income	$5,398
Depreciation of real estate owned	333

Funds from operations (a)	$5,731

(a)	Funds from operations (FFO) is defined as net income (computed in accordance with generally accepted accounting principles—GAAP) excluding gains and losses from sales of depreciable property, plus depreciation and amortization. The Company considers FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flows as a measure of the Company’s activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs.
(b)	Total room revenue divided by number of rooms sold.
(c)	ADR multiplied by occupancy percentage.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(for the period ended December 31, 2007)

General

The Company was formed and initially capitalized on January 22, 2007, with its first investor closing on July 27, 2007. The Company owned six hotels as of December 31, 2007, located within different markets in the United States. The Company intends to be treated as a Real Estate Investment Trust (“REIT”) for federal income tax purposes. The Company’s first three hotels were acquired in November 2007 with an additional three hotels purchased during December 2007. Accordingly, the results of operations include only the results of operations of the hotels for the period owned. Exclusive of interest income, the Company had no operating revenues before the first hotel acquisition in November 2007.

Although hotel performance can be influenced by many factors including local competition, local and general economic conditions in the United States and the performance of individual managers assigned to each hotel, performance of the hotels, in general, has met the Company’s expectations for the period owned. In evaluating financial condition and operating performance, the most important matters on which the Company focuses are revenue measurements, such as average occupancy, average daily rate and revenue per available room, and expenses, such as hotel operating expenses, general and administrative and other expenses described below.

Hotels Owned

As of December 31, 2007, the Company owned six hotels, with a total of 678 rooms. The following table summarizes the location, brand, manager, date acquired, number of rooms and gross purchase price for each hotel. All dollar amounts are in thousands.

Location	Brand	Manager	Date Acquired	Rooms	Gross Purchase Price
Somerset, NJ	Courtyard	Newport	11/9/2007	162	$16,000
Greensboro, NC	SpringHill Suites	Newport	11/9/2007	82	8,000
Harrisonburg, VA	Courtyard	Newport	11/16/2007	125	23,219
Bowling Green, KY	Hampton Inn	Newport	12/6/2007	131	18,832
Chattanooga, TN	Homewood Suites	LBA	12/14/2007	76	8,600
Tulsa, OK	Hampton Inn & Suites	Western	12/28/2007	102	10,200

			Total	678	$84,851

Substantially all of the purchases were funded with proceeds of the Company’s ongoing best-efforts offering of Units. The Company leased all of its hotels to wholly-owned taxable REIT subsidiaries (collectively, the “lessee”) under master hotel lease agreements. The Company also used the proceeds of its ongoing offering to pay 2% of the gross purchase price for these hotels, which equals approximately $1.7 million, as a commission to Apple Suites Realty Group, Inc. (“ASRG”). ASRG is owned by the Company’s Chairman, Chief Executive Officer and President, Glade M. Knight.

No goodwill was recorded in connection with any of the acquisitions.

Management and Franchise Agreements

Each of the Company’s six hotels are operated and managed, under separate management agreements, by affiliates of one of the following companies: Newport, Western or LBA. The agreements provide for initial terms of five years. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, accounting fees, and other fees for centralized services which are allocated among all of the hotels that receive the benefit of such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreements. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied. For the period ended December 31, 2007 the Company incurred approximately $45 thousand in management fee expense.

Newport, Western or LBA are not affiliated with either Marriott or Hilton, and as a result, the hotels they manage were required to obtain separate franchise agreements with each respective franchisor. The Hilton franchise agreements generally provide for a term of 10 to 20 years. Fees associated with the agreements generally include the payment of royalty fees and program fees. The Marriott franchise agreements provide for initial terms of 12-18 years with some agreements having options to renew under the same terms for one additional ten year period. Fees associated with the agreements include the payment of royalty fees, marketing fees, reservation fees and a communications support fee based on room revenues. For the period ended December 31, 2007 the Company incurred approximately $72 thousand in franchise fees.

Results of Operations

During the period from initial capitalization on January 22, 2007 through November 8, 2007, the Company owned no properties, had no revenue and was primarily engaged in initial capital-raising activities. During this period, the Company incurred miscellaneous start-up costs and interest expense related to an unsecured line of credit. Operations did not commence until November 2007, when the Company purchased its first three hotels. During the remainder of 2007, the Company purchased an additional three hotel properties. As a result, a comparison of 2007 operating results to prior year results is not possible or meaningful.

In general, performance at the Company’s hotels have met expectations for the short period held. Hotel performance is impacted by many factors including the economic conditions in the United States, as well as each locality. As a result, there can be no assurance that the Company’s operating performance will continue to meet expectations in the future.

Revenues

The Company’s principal source of revenue is hotel room revenue and other related revenue. For the period ended December 31, 2007, the Company had total revenue of $1.5 million. These revenues reflect hotel operations for the six hotels acquired through December 31, 2007 for their respective periods of ownership by the Company. For the period ended December 31, 2007, the hotels achieved average occupancy of 61.3%, average daily rate, or ADR of $95 and revenue per available room, or RevPAR of $58. ADR is calculated as room revenue divided by the number of rooms sold, and RevPAR is calculated as occupancy multiplied by ADR. These rates are consistent with industry and brand averages.

Expenses

Expenses for the period ended December 31, 2007 represent the expenses related to the six hotels acquired through December 31, 2007 for their respective periods owned. For the period ended December 31, 2007, hotel operating expenses totaled $0.9 million or 59.7% of total revenue. Taxes, insurance, and other expenses for the period ended December 31, 2007 were $0.2 million or 11.1% of total revenue.

General and administrative expense for the period ended December 31, 2007 was $1.0 million. The principal components of general and administrative expense are advisory fees, legal fees, accounting fees and reporting expense.

Depreciation expense for the period ended December 31, 2007 was $333 thousand. Depreciation expense represents expense of the Company’s six hotels and related personal property (furniture, fixtures, and equipment) for their respective periods owned.

Interest expense for the period ended December 31, 2007 was $10 thousand and was due to short-term financing under a line of credit facility which was outstanding from March 2007 through August 2007. During 2007, the Company also recognized $6.4 million in interest income, representing interest on excess cash invested in short-term money market accounts and certificates of deposit.

Related Party Transactions

The Company has significant transactions with related parties. These transactions cannot be construed to be arms length, and the results of the Company’s operations may be different if these transactions were conducted with non-related parties.

The Company has a contract with ASRG, a related party, to provide brokerage services for the acquisition and disposition of the Company’s real estate assets. In accordance with the contract, ASRG is paid a fee of 2% of the gross purchase price of any acquisitions or gross sale price of any dispositions of real estate investments, subject to certain conditions. As of December 31, 2007, payments to ASRG for services under the terms of this contract have totaled $1.7 million since inception, which were capitalized as a part of the purchase price of the hotels.

The Company is party to an advisory agreement with A8A, pursuant to which A8A provides management services to the Company. An annual fee ranging from ..1% to .25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable for these services. A8A utilizes Apple REIT Six, Inc. to provide these services. Expenses related to this agreement totaled $626 thousand in 2007.

Including ASRG and A8A discussed above, Mr. Knight is also Chairman and CEO of Apple REIT Six, Inc., Apple REIT Seven, Inc. and Apple REIT Nine, Inc. (a newly formed company that intends to qualify as a diversified REIT). Members of the Company’s Board of Directors are also on the boards of Apple REIT Six, Inc. and Apple REIT Seven, Inc.

The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, Chairman, Chief Executive Officer and President of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into Common Shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement, or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the Company’s $1 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$ 750 million	18.14264
$ 800 million	19.34832
$ 850 million	20.55400
$ 900 million	21.75968
$ 950 million	22.96537
$ 1 billion	24.17104

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Expense related to the issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per Unit fair market value). Based on equity raised through December 31, 2007, if a triggering event had occurred expense would have ranged from $0 to $47.9 million.

Liquidity and Capital Resources

The following is a summary of the Company’s significant contractual obligations as of December 31, 2007:

		Amount of commitment expiring per period
(in thousands)	Total	Less than 1 year	2-3 Years	4-5 Years	Over 5 Years
Property Purchase Commitments	$681,750	$681,750	$—	$—	$—
Ground leases	11,134	214	442	463	10,015

	$692,884	$681,964	$442	$463	$10,015

Capital Requirements and Resources

The Company was initially capitalized on January 22, 2007, with its first investor closing on July 27, 2007. The cash flow generated from the ongoing offering, the properties owned and cash on hand ($562 million at December 31, 2007) are the Company’s principal source of liquidity. In addition, the Company may borrow funds, subject to limitations set forth in its bylaws.

The Company anticipates that cash flow, and cash on hand, will be adequate to cover its operating expenses and to permit the Company to meet its anticipated liquidity requirements, including anticipated distributions to shareholders and property acquisitions. The Company intends to use the proceeds from the Company’s on-going best-efforts offering, and cash on hand, to purchase income producing real estate.

To maintain its REIT status the Company is required to distribute at least 90% of its ordinary income. Distributions in 2007 totaled $14.5 million and were paid monthly at a rate of $0.073334 per share with the exception of one month when the distribution was paid at a rate of $0.11 per share. The distributions paid in 2007 included a return of capital. For the same period the Company’s cash generated from operations was approximately $5.6 million. Due to the inherent delay between raising capital and investing that same capital in income producing real estate, the Company has had significant amounts of cash earning interest at short term money market rates. As a result, the difference between distributions paid and cash generated from operations has been funded from proceeds from the Company’s offering of Units, and this portion of distributions is expected to be treated as a return of capital for federal income tax purposes. The Company intends to continue paying dividends on a monthly basis at an annualized rate of $0.88 per common share. Since a portion of distributions has to date been funded with proceeds from the offering of Units, the Company’s ability to maintain its current intended rate of distribution will be based on its ability to fully invest its offering proceeds and thereby increase its cash generated from operations. Since there can be no assurance of the Company’s ability to acquire properties that provide income at this level, or that the properties already acquired will provide income at this level, there can be no assurance as to the classification or duration of distributions at the current rate. Proceeds of the offering which are distributed are not available for investment in properties.

The Company has on-going capital commitments to fund its capital improvements. The Company is required, under all of the hotel management agreements, to make available, for the repair, replacement, refurbishing of furniture, fixtures, and equipment, an amount of 5% of gross revenues provided that such amount may be used for the Company’s capital expenditures with respect to the hotels. The Company expects that this amount will be adequate to fund required repair, replacement, and refurbishments and to maintain the Company’s hotels in a competitive condition.

The Company is raising equity through a best-efforts offering of Units by David Lerner Associates, Inc. Each Unit is equal to one common share and one Series A preferred share of the Company. The Company achieved the minimum offering of 4.8 million Units at a price of $10.50 per Unit as of July 27, 2007. As of December 31, 2007, the Company had sold 68.9 million Units under this offering with net proceeds totaling $679 million. The Company is continuing the offering at $11.00 per Unit in accordance with the prospectus for the Company’s offering.

As of December 31, 2007, the Company had entered into outstanding contracts for the purchase of 39 additional hotels for a total purchase price of approximately $682 million. Seven of the 39 hotels are under construction and should be completed over the next twelve to twenty-four months. The other 32 hotels are projected to close in the first six months of 2008. The contracts are subject to normal due diligence and no assurances can be given that all of the conditions to closing will be satisfied. The Company also anticipates assuming outstanding mortgage loan obligations on 11 of the 39 properties, representing a source of funding of approximately $103 million of the total purchase price of the contracts outstanding as of December 31, 2007. It is anticipated the remainder of the purchase price will be funded from proceeds of the Company’s best efforts offering of Units and cash on hand.

Subsequent Events

In January 2008, the Company declared and paid distributions of $5.1 million. The Company also closed on an additional 4.8 million Units, representing gross proceeds of $52.5 million and proceeds net of selling and marketing costs of $47.3 million.

On January 2, 2008, the Company closed on the purchase of a Hampton Inn hotel located in Port Wentworth, Georgia. The gross purchase price for this hotel, which contains a total of 106 guest rooms, was approximately $10.8 million.

On January 4, 2008, the Company closed on the purchase of an independent hotel located in New York, New York. The gross purchase price for this hotel, which contains a total of 200 guest rooms, was $99 million.

On January 15, 2008, the Company closed on the purchase of a Hampton Inn hotel located in Matthews, North Carolina. The gross purchase price for this hotel, which contains a total of 92 guest rooms, was $11.3 million.

On January 15, 2008, the Company closed on the purchase of a Hilton Garden Inn hotel located in Annapolis, Maryland. The gross purchase price for this hotel, which contains a total of 126 guest rooms, was $25 million.

On January 15, 2008, the Company closed on the purchase of a Residence Inn hotel located in Marlborough, Massachusetts. The gross purchase price for this hotel, which contains a total of 112 guest rooms, was $20.2 million.

On January 24, 2008, the Company closed on the purchase of a Hampton Inn hotel located in Dunn, North Carolina. The gross purchase price for this hotel, which contains a total of 120 guest rooms, was $12.5 million.

On January 25, 2008, the Company closed on the purchase of a Hilton Garden Inn hotel located in Tallahassee, Florida. The gross purchase price for this hotel, which contains a total of 85 guest rooms, was $13.2 million.

On January 16, 2008, the Company entered into a contract for the potential purchase of a SpringHill Suites hotel in Sanford, Florida. The gross purchase price for this hotel, which contains a total of 105 guest rooms, is $11.2 million. The initial refundable deposit was $150 thousand.

On January 25, 2008, the Company entered into two separate contracts for the potential purchase of two hotels. The purchase contracts are for a 124-room hotel under construction in Rochester, Minnesota with a purchase price of $14.1 million and a 140-room hotel under construction in St. Charles, Missouri with a purchase price of $18.2 million. The initial refundable deposit under each separate contract was $100 thousand.

In February 2008, the Company declared and paid distributions of $5.4 million. The Company also closed on an additional 6.6 million Units, representing gross proceeds of $72.4 million and proceeds net of selling and marketing costs of $65.2 million.

On February 29, 2008, the Company closed on the purchase of a Residence Inn hotel located in Rogers, Arkansas. The gross purchase price for this hotel, which contains a total of 88 guest rooms, was $10.8 million plus the sellers cost to prepay the loan associated with the property.

On February 29, 2008, the Company closed on the purchase of a Fairfield Inn located in Rogers, Arkansas. The gross purchase price for this hotel, which contains a total of 99 guest rooms, was $8.0 million.

Impact of Inflation

Operators of hotels, in general, possess the ability to adjust room rates daily to reflect the effects of inflation. Competitive pressures may, however, limit the operators’ ability to raise room rates. Currently the Company is not experiencing any material impact from inflation.

Seasonality

The hotel industry historically has been seasonal in nature. Seasonal variations in occupancy at the Company’s hotels may cause quarterly fluctuations in its revenues. To the extent that cash flow from operations is insufficient during any quarter, due to temporary or seasonal fluctuations in revenue, the Company expects to utilize cash on hand to make distributions.

Critical Accounting Policies

The following contains a discussion of what the Company believes to be critical accounting policies. These items should be read to gain a further understanding of the principles used to prepare the Company’s financial statements. These principles include application of judgment; therefore, changes in judgments may have a significant impact on the Company’s reported results of operations and financial condition.

Capitalization Policy

The Company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the cost must be at least $500, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) for group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (3) for major repairs to buildings, the repair must be at least $2,500 and the useful life of the asset must be substantially extended.

Impairment Losses Policy

The Company records impairment losses on hotel properties used in operations if indicators of impairment are present, and the sum of the undiscounted cash flows estimated to be generated by the respective properties are less than the properties’ carrying amounts. Impairment losses are measured as the difference between the asset’s fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

Investment Policy

The purchase price of real estate properties acquired is allocated to the various components, such as land, buildings and improvements, intangible assets and in-place leases as appropriate, in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations”. The purchase price is allocated based on the fair value of each component at the time of acquisition. Generally the Company does not acquire real estate assets that have significant in-place leases as lease terms for hotel properties are very short term in nature. The Company has not allocated any purchase price to intangible assets such as management contracts and franchise agreements as such contracts are generally at current market rates and any other value attributable to these contracts are not considered material.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 141R, Business Combinations. This statement revises Statement 141, Business Combinations, by requiring an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This method replaces the cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. A significant change included in Statement 141R is the requirement that costs incurred to effect an acquisition, as well as restructuring costs resulting from an acquisition, must be accounted for separately as expenses. These costs were previously capitalized as part of the cost of the acquisition. Another significant change is the requirement that pre-acquisition contingencies be recognized at fair value as of the date of acquisition if it is more likely than not that they will meet the definition of an asset or liability. Statement 141R will be adopted by the Company in the first quarter of 2009. The adoption of this statement could have a material impact on the Company’s results of operations if the Company has not completed its acquisition phase prior to the required adoption date.

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51. Statement 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. The Statement also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. Statement 160 will be adopted by the Company in the first quarter of 2009. The adoption of the statement is not anticipated to have a material impact on the Company’s results of operations or financial position.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. Statement 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. This guidance was issued to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of the statement is not anticipated to have a material impact on the Company’s results of operations or financial position.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Statement 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company does not anticipate making the election to measure financial assets at fair value and therefore, adoption of this standard will not have an impact on the financial statements.

EXPERTS

Set forth below are the audited consolidated financial statements of the Company at December 31, 2007 and at January 22, 2007 (initial capitalization), and for the period from January 22, 2007 through December 31, 2007. These financial statements have been included herein in reliance on the report, also set forth below, of Ernst & Young LLP, an independent registered public accounting firm, and upon the authority of that firm as an expert in accounting and auditing.

EXPERIENCE OF PRIOR PROGRAMS

The tables following this introduction set forth information with respect to certain of the prior real estate programs sponsored by Glade M. Knight, who is sometimes referred to as the “prior program sponsor.” These tables provide information for use in evaluating the programs, the results of the operations of the programs, and compensation paid by the programs. Information in the tables is current as of December 31, 2007. The tables are furnished solely to provide prospective investors with information concerning the past performance of entities formed by Glade M. Knight. Regulatory filings and annual reports of Cornerstone, Apple REIT Seven, Apple REIT Six, Apple Hospitality Five and Apple Hospitality Two will be provided upon request for no cost (except for exhibits, for which there is a minimal charge). In addition, Part II of our registration statement contains detailed information on the property acquisitions of Apple Hospitality Five, Apple REIT Six, and Apple REIT Seven and is available without charge upon request of any investor or prospective investor. Please send all requests to Apple REIT Nine, Inc., 814 East Main Street, Richmond, VA 23219, Attn: Kelly Clarke; telephone: 804-344-8121.

In the five years ending December 31, 2007, Glade M. Knight sponsored only Cornerstone, Apple Suites, Apple Hospitality Two, Apple Hospitality Five, Apple REIT Six, and Apple REIT Seven, which have investment objectives similar to ours. Cornerstone, Apple Suites, Apple Hospitality Two, Apple Hospitality Five, Apple REIT Six, and Apple REIT Seven were formed to invest in existing residential rental properties and/or extended-stay and select-service hotels and possibly other properties for the purpose of providing regular monthly or quarterly distributions to shareholders and the possibility of long-term appreciation in the value of properties and shares.

On May 23, 2007, Apple Hospitality Two merged with and into an affiliate managed by ING Clarion Partners, LLC. Pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of February 15, 2007, upon the completion of the merger, the separate corporate existence of Apple Hospitality Two ceased. Each shareholder of Apple Hospitality Two received approximately $11.20 for each outstanding unit (consisting of one common share together with one Series A preferred share).

On October 5, 2007, Apple Hospitality Five merged with and into a subsidiary of Inland American Real Estate Trust, Inc. Pursuant to the terms and conditions of the Agreement and Plan of Merger, dated as of July 25, 2007, upon the completion of the merger, the separate corporate existence of Apple Hospitality Five ceased. Each shareholder of Apple Hospitality Five received approximately $14.05 for each outstanding unit (consisting of one common share together with one Series A preferred share).

The information in the following tables should not be considered as indicative of our capitalization or operations. Also past performance of prior programs is not necessarily indicative of our future results. Purchasers of units offered by our offering will not have any interest in the entities referred to in the following tables or in any of the properties owned by those entities as a result of the acquisition of Units in us.

See, “Apple Eight Advisors and Apple Suites Realty—Prior Performance of Programs Sponsored by Glade M. Knight” in the prospectus for additional information on certain prior real estate programs sponsored by Mr. Knight, including a description of the investment objectives which are deemed by Mr. Knight to be similar and dissimilar to those of the Company.

The following tables use certain financial terms. The following paragraphs briefly describe the meanings of these terms.

•	“Acquisition Costs” means fees related to the purchase of property, cash down payments, acquisition fees, and legal and other costs related to property acquisitions.

•

“Cash Generated From Operations” means the excess (or the deficiency in the case of a negative number) of operating cash receipts, including interest on investments, over operating cash expenditures, including debt service payments.

•	“GAAP” refers to “Generally Accepted Accounting Principles” in the United States.

•	“Recapture” means the portion of taxable income from property sales or other dispositions that is taxed as ordinary income.

•	“Reserves” refers to offering proceeds designated for repairs and renovations to properties and offering proceeds not committed for expenditure and held for potential unforeseen cash requirements.

•	“Return of Capital” refers to distributions to investors in excess of net income.

TABLE I: EXPERIENCE IN RAISING AND INVESTING FUNDS

Table I presents a summary of the funds raised and the use of those funds by Apple REIT Seven and Apple REIT Six, whose investment objectives are similar to those of Apple REIT Eight, and whose offering closed or was in progress within the three years ending December 31, 2007.

	Apple REIT Seven	Apple REIT Six
Dollar Amount Offered	$1,000,000,000	$1,000,000,000
Dollar Amount Raised	1,000,000,000	1,000,000,000
LESS OFFERING EXPENSES:
Selling Commissions and Discounts	10.00%	10.00%
Organizational Expenses	0.19%	0.21%
Other	0.00%	0.00%
Reserves	0.50%	0.50%
Percent Available from Investment	89.31%	89.29%
ACQUISITION COSTS:
Prepaid items and fees to purchase property (1)	86.82%	87.29%
Cash down payment	0.49%	0.00%
Acquisition fees (2)	2.00%	2.00%
Other	0.00%	0.00%
Total Acquisition Costs	89.31%	89.29%
Percentage Leverage (excluding unsecured debt)	8.53%	7.00%
Date Offering Began	March 2006	April 2004
Length of offering (in months)	17	23
Months to invest 90% of amount available for investment (measured from beginning of offering)	22	21

(1)	This line item includes the contracted purchase price plus any additional closing costs such as transfer taxes, title insurance and legal fees.
(2)	Substantially all of the acquisition fees were paid to the sponsor or affiliates of the sponsor. The acquisition fees include real estate commissions paid on the acquisition.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE II: COMPENSATION TO SPONSOR AND ITS AFFILIATES

Table II summarizes the compensation paid to the Prior Program Sponsor and its Affiliates (i) by programs organized by it and closed within three years ended December 31, 2007, and (ii) by all other programs during the three years ended December 31, 2007.

	Apple REIT Seven	Apple REIT Six	Apple Hospitality Five (6)	Apple Hospitality Two (5)		Cornerstone (3)
Date offering commenced	March 2006	April 2004	January 2003	May 2001		May 1993
Dollar amount raised	$1,000,000,000	$1,000,000,000	$500,000,000	$300,000,000		$432,309,000
Amounts Paid to Prior Program Sponsor from Proceeds of Offering:
Acquisition fees	—	—	—	—		—
Real Estate commission	15,470,000	16,550,000	8,200,000	8,247,000		4,075,000
Advisory Fees (4)	1,329,000	7,960,000	4,409,000	749,000		516,000
Other	—	—	—	—		—
Cash generated from operations before deducting payments to Prior Program Sponsor	56,444,000	210,982,000	167,383,000	203,609,000		346,528,000
Management and Accounting Fees	—	—	—	—		3,088,348
Reimbursements	—	—	—	423,000		2,718,000
Leasing Fees	—	—	—	—		—
Other Fees	—	—	—	15,700,000	(2)	13,266,000	(1)

There have been no fees from property sales or refinancings.

(1)	Upon the merger transaction in which Cornerstone acquired Apple Residential (on July 23, 1999), the Class B convertible shares of Apple Residential, all of which were held by management of Cornerstone, were converted into Series A convertible preferred shares of Cornerstone. The amount shown is the expense that resulted upon conversion.
(2)	Effective January 31, 2003, Apple Hospitality Two acquired all shares of Apple Suites Advisors (previously owned by Mr. Glade Knight). As a result of this transaction, Mr. Knight received $2 million in cash and a note due in 2007 in the amount of $3.5 million. Additionally as the result of this transaction, Apple Hospitality Two’s Series B Preferred Shares were converted into approximately 1.3 million Series C Preferred Shares. The Series C Preferred Shares were valued at $10.2 million.
(3)	Effective April 1, 2005, Cornerstone merged with and into a subsidiary of Colonial Properties Trust.
(4)	Effective February 1, 2003, Apple Hospitality Five advisory fees and related expenses were paid to Apple Hospitality Two.
(5)	On May 23, 2007, Apple Hospitality Two merged with and into an affiliate managed by ING Clarion Partners, LLC.
(6)	On October 5, 2007, Apple Hospitality Five merged with and into a subsidiary of Inland American Real Estate Trust, Inc.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE III: OPERATING RESULTS OF PRIOR PROGRAMS*

Table III presents a summary of the annual operating results for Apple REIT Seven, Apple REIT Six and Apple Hospitality Five, whose offerings closed or were in progress in the five year period ending December 31, 2007. Apple Hospitality Five merged with and into a subsidiary of Inland American Real Estate Trust, Inc. on October 5, 2007, therefore no results are presented for the year ended December 31, 2007. Table III is shown on both an income tax basis as well as in accordance with generally accepted accounting principles, the only significant difference being the methods of calculating depreciation.

	2007 Apple REIT Seven	2007 Apple REIT Six	2006 Apple REIT Seven	2006 Apple REIT Six	2006 Apple Hospitality Five	2005 Apple REIT Six	2005 Apple Hospitality Five	2004 Apple REIT Six	2004 Apple Hospitality Five	2003 Apple Hospitality Five
Gross revenues	$138,564,000	$257,934,000	$20,345,000	$235,875,000	$125,369,000	$101,790,000	$109,413,000	$14,435,000	$90,260,000	$33,130,000
Profit on sale of properties	—	—	—	—	—	—	—	—	—	—
Less: Operating expenses	89,338,000	165,059,000	15,689,000	154,424,000	78,881,000	68,733,000	71,207,000	11,623,000	59,107,000	20,944,000
Interest income (expense)	997,000	(1,853,000)	1,855,000	(1,809,000)	134,000	2,126,000	127,000	328,000	421,000	(33,000)
Depreciation	16,990,000	27,694,000	3,073,000	25,529,000	12,856,000	11,366,000	11,187,000	1,881,000	9,452,000	4,001,000
Net income (loss) GAAP basis	33,233,000	63,328,000	3,438,000	54,113,000	33,766,000	23,817,000	27,146,000	1,259,000	22,122,000	8,152,000
Taxable income	—	—	—	—	—	—	—	—	—	—
Cash generated from operations	49,957,000	89,848,000	5,158,000	81,363,000	47,008,000	28,907,000	38,504,000	2,904,000	30,955,000	10,656,000
Cash generated from sales	—	—	—	—	—	—	—	—	—	—
Cash generated from refinancing	—	—	—	—	—	—	—	—	—	—
Less: cash distributions to investors	60,234,000	78,834,000	12,526,000	77,997,000	40,467,000	48,865,000	39,781,000	9,479,000	38,928,000	15,566,000
Cash generated after cash distribution	(10,277,000)	11,014,000	(7,368,000)	3,366,000	6,541,000	(19,958,000)	(1,277,000)	(6,575,000)	(7,973,000)	(4,910,000)
Less: Special items	—	—	—	—	—	—	—	—	—	—
Cash generated after cash distributions and special items	(10,277,000)	11,014,000	(7,368,000)	3,366,000	6,541,000	(19,958,000)	(1,277,000)	(6,575,000)	(7,973,000)	(4,910,000)
Capital contributions, net	542,799,000	13,159,000	363,640,000	78,026,000	(226,000)	471,784,000	(2,103,000)	333,295,000	89,836,000	356,429,000
Fixed asset additions	391,227,000	15,635,000	318,157,000	62,075,000	9,231,000	570,034,000	35,525,000	181,047,000	66,218,000	322,263,000
Line of credit-change in (1)	—	—	18,000,000	(28,000,000)	—	28,000,000	—	—	—	—

TABLE III: OPERATING RESULTS OF PRIOR PROGRAMS*—(Continued)

	2007 Apple REIT Seven	2007 Apple REIT Six	2006 Apple REIT Seven	2006 Apple REIT Six	2006 Apple Hospitality Five	2005 Apple REIT Six	2005 Apple Hospitality Five	2004 Apple REIT Six	2004 Apple Hospitality Five	2003 Apple Hospitality Five
Cash generated (2)	97,833,000	7,101,000	44,554,000	(9,788,000)	(335,000)	(106,842,000)	(37,548,000)	142,766,000	14,810,000	23,817,000
End of period cash	142,437,000	33,261,000	44,604,000	26,160,000	1,082,000	35,948,000	1,082,000	142,790,000	38,630,000	23,820,000
Tax and distribution data per $1,000 invested
Federal income tax results
Ordinary income	50	72	38	66	78	50	57	24	58	42
Capital gain	—	—	—	—	—	—	—	—	—	—
Cash distributions to investors Source (on GAAP basis)
Investment income	50	72	38	66	78	50	57	24	58	42
Long-term capital gain	—	—	—	—	—	—	—	—	—	—
Return of capital	30	8	22	14	4	30	23	26	22	38
Source (on Cash basis)
Sales	—	—	—	—	—	—	—	—	—	—
Refinancings	—	—	—	—	—	—	—	—	—	—
Operations	80	80	60	80	82	80	80	50	80	80
Other	—	—	—	—	—	—	—	—	—	—
Amount (in percentage terms) remaining invested in program properties at the end of the last year reported in the Table (original total acquisition cost of properties retained divided by original total acquisition cost of all properties in program)	100%	100%

*	Any rows not reflected from SEC Industry Guide 5 are not applicable to the programs.
(1)	Amount reflects change in Company’s short term credit facilities.
(2)	Amount reflects the net change in Company’s cash balance during the year.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in these prior programs.

TABLE IV: RESULTS OF COMPLETED PROGRAMS

Table IV shows the aggregate results during the period of operation for Cornerstone Realty, Apple Suites, Apple Hospitality Two and Apple Hospitality Five, each of which completed operations within the five year period ending December 31, 2007. Cornerstone Realty merged into Colonial Properties Trust on April 1, 2005. Apple Suites merged into Apple Hospitality Two, Inc. on January 31, 2003. Apple Hospitality Two merged with and into an affiliate managed by ING Clarion Partners, LLC on May 23, 2007. Apple Hospitality Five merged with and into a subsidiary of Inland American Real Estate Trust, Inc. on October 5, 2007.

	Apple Hospitality Two	Apple Hospitality Five	Cornerstone Realty (1)	Apple Suites (2)
Dollar Amount Raised	$300,000,000	$500,000,000	$432,309,000	$125,000,000
Number of Properties Purchased	66	28	107	17
Date of Closing of Offering	11/26/02	3/18/04	12/01/01	4/17/01
Date of First Sale of Property	3/24/06	8/10/07	3/10/00	1/31/03
Date of Final Sale of Property	5/23/07	10/5/07	4/01/05	1/31/03
Tax and Distribution Data per $1,000 Investment through:
Federal Income Tax Results:
Ordinary income (loss)
- from operations	$429	$235	$688	$193
- from recapture/return capital	$1,000	$1,000	$407	$205
Capital Gain (loss)	$288	$426	$28	$—
Deferred Gain
- Capital	$—	$—	$—	$—
- Ordinary	$—	$—	$—	$—
Cash Distributions to Investors	$1,717	$1,661	$1,123	$398	(3)
Source (on GAAP basis)
- Investment income	$717	$661	$716	$193
- Return of Capital	$1,000	$1,000	$407	$205
Source (on cash basis)
- Sales	$1,120	$1,277	$7	$—
- Refinancing	$—	$—	$—	$—
- Operations	$597	$384	$1,116	$398
- Other	$—	$—	$—	$—
Receivable on Net Purchase Money Financing	$—	$—	$—	$—

(1)	Merged into a subsidiary of Colonial Properties Trust on April 1, 2005. In connection with the merger, the aggregate value of the stock consideration issued by Colonial Properties Trust was approximately $595 million.
(2)	Merged into a subsidiary of Apple Hospitality Two, Inc. on January 31, 2003.
(3)	Non-cash consideration (stock) was received by the shareholders of Apple Suites.

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results. Purchasers of Units in our offering will own no interest in these prior programs.

TABLE V: SALES OR DISPOSALS OF PROPERTIES

On July 23, 1999, Apple Residential merged with Cornerstone. Prior to the merger, Apple Residential owned 29 apartment communities containing 7,503 apartment homes. The aggregate purchase price of these apartment communities was $311 million. In addition, Apple Residential’s debt of approximately $32 million was assumed by Cornerstone.

On January 31, 2003, Apple Suites, Inc. merged into a subsidiary of Apple Hospitality Two. Prior to the merger, Apple Suites owned 17 extended-stay hotels.

On April 1, 2005, Cornerstone merged into a subsidiary of Colonial Properties Trust. Prior to the merger, Cornerstone owned 87 apartment communities.

On May 23, 2007, Apple Hospitality Two merged with and into an affiliate managed by ING Clarion Partners, LLC. Prior to the merger, Apple Hospitality Two owned 63 hotels.

On October 5, 2007, Apple Hospitality Five merged with and into a subsidiary of Inland American Real Estate Trust, Inc. Prior to the merger, Apple Hospitality Five owned 27 hotels.

Selling Price, Net of Closing Costs and GAAP Adjustments

Property	Date Acquired	Date of Sale	Cash Received Net of Closing Costs	Mortgage Balance at Time of Sale	Purchase Money Mortgage Taken Back by Program	Adjustments Resulting from Application of GAAP	Total	Original Mortgage Financing	Total Acquisition Cost, Capital Improvements, Closing and Soft Costs	Total	Excess (Deficiency) of Property Operating Cash Receipts Over Cash Expenditures
Sale of 2 Cornerstone apartment communities from January 1, 2004 through April 1, 2005 (date of merger into subsidiary of Colonial Properties Trust):

Arbors at Windsor Lake	Jan-97	Jul-04	$10,500,000	—	—	—	$10,500,000	—	$12,327,274	$12,327,274		(1)
Stone Ridge	Dec-93	Jul-04	5,500,000	—	—	—	5,500,00	—	6,688,548	6,688,548		(1)

			$16,000,000				$16,000,000		$19,015,822	$19,015,822

Sale of two hotels in 2006 Apple Hospitality Two, Inc.

Charlotte	Aug 02	Mar 06	$3,700,000	—	—	—	$3,700,000	—	$5,833,000	$5,833,000	$452,000
Spartanburg	Aug 02	Mar 06	1,900,000	—	—	—	1,900,000	—	3,202,000	3,202,000	343,000

			$5,600,000				$5,600,000		$9,035,000	$9,035,000	$795,000

Information on prior programs is not indicative of our capitalization or operations and is not necessarily indicative of our future results.

Purchasers of Units in our offering will own no interest in those prior programs.

(1)	Information is not available to the registrant. The information would have been transferred to Colonial Properties Trust (which was not and is not an affiliate of ours or of Cornerstone), which acquired through merger all of the properties (including certain books and records) of Cornerstone in April 2005, or the purchasers of these specific properties (which were not and are not affiliates of us or of Cornerstone). The registrant contacted an appropriate officer of Colonial Properties Trust regarding this information and was told that the information was not held by Colonial Properties Trust. In addition, the registrant contacted an appropriate former officer of Cornerstone as to the location of these purchasers and was told that these purchasers were no longer in existence. The registrant has also been unable to locate such purchasers independently.

INDEX TO FINANCIAL STATEMENTS AND TABLES

Financial Statements of Company

Apple REIT Eight, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of Apple REIT Eight, Inc.

We have audited the accompanying consolidated balance sheets of Apple REIT Eight, Inc. as of December 31, 2007 and January 22, 2007 (initial capitalization), and the related consolidated statement of operations, shareholders’ equity, and cash flows for the period January 22, 2007 (initial capitalization) through December 31, 2007. Our audits also included the financial statement schedule listed in the Index at Item 15(2). These financial statements and schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Apple REIT Eight, Inc. at December 31, 2007 and January 22, 2007, and the consolidated result of its operations and its cash flows for the period January 22, 2007 (initial capitalization) through December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    ERNST & YOUNG LLP

Richmond, Virginia

March 3, 2008

Apple REIT Eight, Inc.

Consolidated Balance Sheets

(In thousands, except share data)

	December 31, 2007	January 22, 2007 (Initial Capitalization)

ASSETS
Investment in hotels, net of accumulated depreciation of $333 and $-	$87,310	$—
Cash and cash equivalents	562,009	24
Due from third party managers, net	370	—
Other assets	21,082	10

TOTAL ASSETS	$670,771	$34

LIABILITIES
Accounts payable and accrued expenses	$452	$10

TOTAL LIABILITIES	452	10

SHAREHOLDERS’ EQUITY
Preferred stock, authorized 15,000,000 shares; none issued and outstanding	—	—
Series A preferred stock, no par value, authorized 200,000,000 shares; issued and outstanding 68,942,756 and 10 shares	—	—
Series B convertible preferred stock, no par value, authorized 240,000 shares; issued and outstanding 240,000 shares	24	24
Common stock, no par value, authorized 200,000,000 shares; issued and outstanding 68,942,756 and 10 shares	679,361	—
Distributions greater than net income	(9,066)	—

TOTAL SHAREHOLDERS’ EQUITY	670,319	24

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$670,771	$34

See notes to consolidated financial statements.

Note: The Company was initially capitalized on January 22, 2007 and commenced operations November 9, 2007.

Apple REIT Eight, Inc.

Consolidated Statement of Operations

(In thousands, except per share data)

For the period January 22, 2007 (Initial Capitalization) through December 31, 2007
Revenues:
Room revenue	$1,385
Other revenue	100

Total revenue	1,485

Expenses:
Operating expense	388
Hotel administrative expense	139
Sales and marketing	103
Utilities	69
Repair and maintenance	70
Franchise fees	72
Management fees	45
Taxes, insurance and other	165
General and administrative	1,046
Depreciation expense	333

Total expenses	2,430
Operating loss	(945)
Interest income	6,353
Interest expense	(10)

Net income	$5,398

Basic and diluted earnings per common share	$0.35

Weighted average common shares outstanding—basic and diluted	15,376
Distributions declared and paid per common share	$0.40

See notes to consolidated financial statements.

Note: The Company was initially capitalized on January 22, 2007 and commenced operations November 9, 2007.

Apple REIT Eight, Inc.

Consolidated Statement of Shareholders’ Equity

(in thousands, except per share data)

	Common Stock		Class B Convertible Preferred Stock		Distributions Greater than Net Income	Total
	Number of Shares	Amount	Number of Shares	Amount
Initial capitalization January 22, 2007	—	$—	240	$24	$—	$24
Net proceeds from the sale of common shares	68,943	679,361	—	—	—	679,361
Net income	—	—	—	—	5,398	5,398
Cash distributions declared to shareholders ($0.40 per share)	—	—	—	—	(14,464)	(14,464)

Balance at December 31, 2007	68,943	$679,361	240	$24	$(9,066)	$670,319

See notes to consolidated financial statements.

Note: The Company was initially capitalized on January 22, 2007 and commenced operations November 9, 2007.

Apple REIT Eight, Inc.

Consolidated Statement of Cash Flows

(In thousands)

For the period January 22, 2007 (Initial Capitalization) through December 31, 2007
Cash flow from operating activities:
Net income	$5,398
Depreciation and amortization	333
Adjustments to reconcile net income to cash provided by operating activities:
Stock option expense	20
Changes in operating assets and liabilities:
Increase in other assets	(22)
Increase in funds due from third party managers	(370)
Increase in accounts payable and accrued expenses	224

Net cash provided by operating activities	5,583
Cash flow used in investing activities:
Cash paid for the acquisition of hotel properties	(87,643)
Deposits and other disbursements for the potential acquisition of hotel properties	(20,906)

Net cash used in investing activities	(108,549)
Cash flow from financing activities:
Net proceeds related to issuance of common stock	679,415
Cash distributions paid to common shareholders	(14,464)

Net cash provided by financing activities	664,951
Net increase in cash and cash equivalents	561,985
Cash and cash equivalents, beginning of period	24

Cash and cash equivalents, end of period	$562,009

See notes to consolidated financial statements.

Note: The Company was initially capitalized on January 22, 2007 and commenced operations November 9, 2007.

Notes to Consolidated Financial Statements

Note 1

General Information and Summary of Significant Accounting Policies

Organization

Apple REIT Eight, Inc. (the “Company”) is a Virginia corporation formed to invest in real estate in select metropolitan areas in the United States. Initial capitalization occurred on January 22, 2007 and operations began on November 9, 2007 when the Company acquired its first hotels. The Company has no foreign operations or assets and as of December 31, 2007, its operations include only one segment. The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated upon consolidation. Although the Company has an interest in several variable interest entities through its purchase commitments, it is not the primary beneficiary and therefore does not consolidate any of these entities.

The Company intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. The REIT Modernization Act, effective January 1, 2001, permits real estate investment trusts to establish taxable businesses to conduct certain previously disallowed business activities. The Company has wholly-owned taxable REIT subsidiaries (collectively, the “Lessee”), which lease all of the Company’s hotels.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. The fair market value of cash and cash equivalents approximates their carrying value. All cash and cash equivalents are currently held at two institutions, Wachovia Bank, N.A. and BB&T Corporation and the balances may at times exceed federal depository insurance limits.

Investment in Hotels and Related Depreciation

The hotels are stated at cost, net of depreciation, and include real estate brokerage commissions paid to Apple Suites Realty Group, Inc. (“ASRG”), a related party owned by Glade M. Knight, Chairman, CEO and President of the Company. Repair and maintenance costs are expensed as incurred while significant improvements, renovations, and replacements are capitalized. Depreciation is computed using the straight-line method over estimated useful lives of the assets, which are 39 years for buildings, ten years for major improvements and three to seven years for furniture and equipment.

The Company considers expenditures to be capital in nature based on the following criteria: (1) for a single asset, the cost must be at least $500, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (2) for group purchases of 10 or more identical assets, the unit cost for each asset must be at least $50, including all normal and necessary costs to place the asset in service, and the useful life must be at least one year; (3) for major repairs to buildings, the repair must be at least $2,500 and the useful life of the asset must be substantially extended.

The Company records impairment losses on hotel properties used in operations if indicators of impairment are present, and the undiscounted cash flows estimated to be generated by the respective properties are less than their carrying amount. Impairment losses are measured as the difference between the asset’s fair value less cost to sell, and its carrying value. No impairment losses have been recorded to date.

The purchase price of real estate properties acquired is allocated to the various components, such as land, buildings and improvements, intangible assets and in-place leases as appropriate, in accordance with Statement of Financial Accounting Standards No. 141, “Business Combinations”. The purchase price is allocated based on the fair value of each component at the time of acquisition. Generally, the Company does not acquire real estate assets that have in-place leases as lease terms for hotel properties are very short term in nature. There has been no

Notes to Consolidated Financial Statements—(Continued)

allocation of purchase price to intangible assets such as management contracts and franchise agreements as such contracts are generally at current market rates and any other value attributable to these contracts are not considered material.

Revenue Recognition

Revenue is recognized as earned, which is generally defined as the date upon which a guest occupies a room or utilizes the hotel’s services.

Offering Costs

As of December 31, 2007, the Company had incurred approximately $76.6 million in costs related to its best-efforts offering of Units. Each Unit is equal to one common share, no par value, and one Series A preferred share of the Company. The first closing of Units occurred on July 27, 2007 with the sale of 4,761,905 Units at $10.50 per Unit, with proceeds net of commissions totaling $45 million. As of December 31, 2007, the Company had closed on additional sales of 64,180,841 Units at $11.00 per Unit, with proceeds net of commissions totaling approximately $635.4 million.

Comprehensive Income

The Company recorded no comprehensive income other than net income for the period ended December 31, 2007.

Earnings Per Common Share

Basic earnings per common share is computed based upon the weighted average number of shares outstanding during the year. Diluted earnings per share is calculated after giving effect to all potential common shares that were dilutive and outstanding for the year. There were no dilutive shares outstanding at December 31, 2007. As a result, basic and dilutive outstanding shares were the same. Series B preferred convertible shares are not included in earnings per common share calculations until such time the Series B preferred convertible shares are converted to common shares (see Note 3).

Federal Income Taxes

The Company is operated as, and will elect to be taxed as, a REIT under Sections 856 to 860 of the Internal Revenue Code. Earnings and profits, which will determine the taxability of distributions to shareholders, will differ from income reported for financial reporting purposes primarily due to the differences for federal income tax purposes in the estimated useful lives used to compute depreciation. The characterization of 2007 distributions of $0.40 per share for tax purposes was 30% ordinary income and 70% return of capital (unaudited).

The Lessee, as a taxable REIT subsidiary of the Company, is subject to federal and state income taxes. The taxable REIT subsidiary incurred a loss for the year ended December 31, 2007, and therefore did not have any tax expense. No operating loss benefit has been recorded in the consolidated balance sheet since realization is uncertain. Total net operating loss carry forward for federal income tax purposes was approximately $165 thousand as of December 31, 2007. The net operating loss carry forward will expire in 2027. There are no material differences between the book and tax basis of the Company’s assets.

Sales and Marketing Costs

Sales and marketing costs are expensed when incurred. These costs represent the expense for franchise advertising and reservation systems under the terms of the hotel management and franchise agreements and general and administrative expenses that are directly attributable to advertising and promotion.

Notes to Consolidated Financial Statements—(Continued)

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Recently Issued Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (FASB) issued FASB Statement No. 141R, Business Combinations. This statement revises Statement 141, Business Combinations, by requiring an acquirer to recognize the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, measured at their fair values as of that date, with limited exceptions. This method replaces the cost-allocation process, which required the cost of an acquisition to be allocated to the individual assets acquired and liabilities assumed based on their estimated fair values. A significant change included in Statement 141R is the requirement that costs incurred to effect an acquisition, as well as restructuring costs resulting from an acquisition, must be accounted for separately as expenses. These costs were previously capitalized as part of the cost of the acquisition. Another significant change is the requirement that pre-acquisition contingencies be recognized at fair value as of the date of acquisition if it is more likely than not that they will meet the definition of an asset or liability. Statement 141R will be adopted by the Company in the first quarter of 2009. The adoption of this statement could have a material impact on the Company’s results of operations if the Company has not completed its acquisition phase prior to the required adoption date.

In December 2007, the FASB issued FASB Statement No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51. Statement 160 requires that ownership interests in subsidiaries held by parties other than the parent be clearly identified, labeled, and presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. The Statement also requires that the amount of consolidated net income attributable to the parent and to the noncontrolling interest be clearly identified and presented on the face of the consolidated statement of income. Statement 160 will be adopted by the Company in the first quarter of 2009. The adoption of the statement is not anticipated to have a material impact on the Company’s results of operations or financial position.

In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. Statement 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Statement applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, this Statement does not require any new fair value measurements. This guidance was issued to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements. Statement 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The adoption of the statement is not anticipated to have a material impact on the Company’s results of operations or financial position.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. Statement 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the guidance is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Statement 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The Company does not anticipate making the election to measure financial assets at fair value and therefore, adoption of this standard will not have an impact on the financial statements.

Notes to Consolidated Financial Statements—(Continued)

Note 2

Investments in Hotels

As of December 31, 2007, the Company owned six hotels with an aggregate of 678 rooms, consisting of the following: two Courtyard by Marriott hotels, one SpringHill Suites by Marriott hotel, one Homewood Suites by Hilton hotel, one Hampton Inn & Suites hotel by Hilton, and one Hampton Inn by Hilton hotel.

Investment in hotels at December 31, 2007, consisted of the following (in thousands):

Land	$5,431
Building and Improvements	78,268
Furniture, Fixtures and Equipment	3,944

87,643
Less Accumulated Depreciation	(333)

Investment in hotels, net	$87,310

The following table summarizes the location, brand, manager, date acquired, number of rooms and gross purchase price for each hotel. All dollar amounts are in thousands.

Location	Brand	Manager	Date Acquired	Rooms	Gross Purchase Price
Somerset, NJ	Courtyard	Newport	11/9/2007	162	$16,000
Greensboro, NC	SpringHill Suites	Newport	11/9/2007	82	8,000
Harrisonburg, VA	Courtyard	Newport	11/16/2007	125	23,219
Bowling Green, KY	Hampton Inn	Newport	12/6/2007	131	18,832
Chattanooga, TN	Homewood Suites	LBA	12/14/2007	76	8,600
Tulsa, OK	Hampton Inn & Suites	Western	12/28/2007	102	10,200

			Total	678	$84,851

The Company leased all of its hotels to wholly-owned taxable REIT subsidiaries under master hotel lease agreements. The Company also used the proceeds of its ongoing offering to pay 2% of the gross purchase price for these hotels, which equals approximately $1.7 million, as a commission to ASRG and to pay approximately $1.1 million of transaction costs for among other items, title, legal and other related costs.

No goodwill was recorded in connection with any of the acquisitions.

Note 3

Shareholders’ Equity

The Company is currently conducting an on-going best-efforts offering. The Company registered its Units on Registration Statement Form S-11 (File No. 333-140548) filed July 19, 2007. The Company began its best-efforts offering (the “Offering”) of Units, on July 19, 2007, the same day the Registration Statement was declared effective by the Securities and Exchange Commission. Each Unit consists of one common share and one Series A preferred share. The Offering is continuing as of the date of these financial statements. The managing underwriter is David Lerner Associates, Inc. and all of the Units are being sold for the Company’s account.

The Series A preferred shares have no voting rights and no conversion rights. In addition, the Series A preferred shares are not separately tradable from the common shares to which they relate. The Series A preferred shares do not have any distribution rights except a priority distribution upon the sale of the Company’s assets.

Notes to Consolidated Financial Statements—(Continued)

The priority distribution (“Priority Distribution”) will be equal to $11.00 per Series A preferred share, and will be paid before any distribution will be made to the holders of any other shares. Upon the Priority Distribution the Series A preferred shares will have no other distribution rights.

The Company has issued 240,000 Series B convertible preferred shares to Glade M. Knight, Chairman, Chief Executive Officer and President of the Company, in exchange for the payment by him of $0.10 per Series B convertible preferred share, or an aggregate of $24,000. The Series B convertible preferred shares are convertible into common shares pursuant to the formula and on the terms and conditions set forth below.

There are no dividends payable on the Series B convertible preferred shares. Holders of more than two-thirds of the Series B convertible preferred shares must approve any proposed amendment to the articles of incorporation that would adversely affect the Series B convertible preferred shares.

Upon the Company’s liquidation, the holder of the Series B convertible preferred shares is entitled to a priority liquidation payment before any distribution of liquidation proceeds to the holders of the common shares. However, the priority liquidation payment of the holder of the Series B convertible preferred shares is junior to the holders of the Series A preferred shares distribution rights. The holder of a Series B convertible preferred share is entitled to a liquidation payment of $11 per number of common shares each Series B convertible preferred share would be convertible into according to the formula described below. In the event that the liquidation of the Company’s assets results in proceeds that exceed the distribution rights of the Series A preferred shares and the Series B convertible preferred shares, the remaining proceeds will be distributed between the common shares and the Series B convertible preferred shares, on an as converted basis.

Each holder of outstanding Series B convertible preferred shares shall have the right to convert any of such shares into common shares of the Company upon and for 180 days following the occurrence of any of the following events:

(1) substantially all of the Company’s assets, stock or business is sold or transferred through exchange, merger, consolidation, lease, share exchange, sale or otherwise, other than a sale of assets in liquidation, dissolution or winding up of the Company;

(2) the termination or expiration without renewal of the advisory agreement with Apple Eight Advisors, Inc. (“A8A”), or if the Company ceases to use ASRG to provide property acquisition and disposition services; or

(3) the Company’s common shares are listed on any securities exchange or quotation system or in any established market.

Upon the occurrence of any conversion event, each Series B convertible preferred share may be converted into a number of common shares based upon the gross proceeds raised through the date of conversion in the $1 billion offering according to the following table:

Gross Proceeds Raised from Sales of Units through Date of Conversion	Number of Common Shares through Conversion of One Series B Convertible Preferred Share
$750 million	18.14264
$800 million	19.34832
$850 million	20.55400
$900 million	21.75968
$950 million	22.96537
$1 billion	24.17104

Notes to Consolidated Financial Statements—(Continued)

In the event that after raising gross proceeds of $1 billion, the Company raises additional gross proceeds in a subsequent public offering, each Series B convertible preferred share may be converted into an additional number of common shares based on the additional gross proceeds raised through the date of conversion in a subsequent public offering according to the following formula: (X/50 million) x 1.20568, where X is the additional gross proceeds rounded down to the nearest 50 million.

No additional consideration is due upon the conversion of the Series B convertible preferred shares. The conversion into common shares of the Series B convertible preferred shares will result in dilution of the shareholders’ interests.

Expense related to issuance of 240,000 Series B convertible preferred shares to Mr. Knight will be recognized at such time when the number of common shares to be issued for conversion of the Series B shares can be reasonably estimated and the event triggering the conversion of the Series B shares to common shares occurs. The expense will be measured as the difference between the fair value of the common stock for which the Series B shares can be converted and the amounts paid for the Series B shares. Expense if the maximum offering is achieved could range from $0 to in excess of $63 million (assumes $11 per unit fair market value). Based on equity raised through December 31, 2007, if a triggering event had occurred, expense would have ranged from $0 to $47.9 million.

The Company’s articles of incorporation authorize issuance of up to 15 million additional preferred shares. No preferred shares other than the Series A preferred shares and the Series B convertible preferred shares (discussed above) have been issued. The Company believes that the authorization to issue additional preferred shares benefits the Company and its shareholders by permitting flexibility in financing additional growth, giving the Company additional financing options in corporate planning and in responding to developments in business, including financing of additional acquisitions and other general corporate purposes. Having authorized preferred shares available for issuance in the future gives the Company the ability to respond to future developments and allows preferred shares to be issued without the expense and delay of a special shareholders’ meeting. At present, the Company has no specific financing or acquisition plans involving the issuance of additional preferred shares and the Company does not propose to fix the characteristics of any series of preferred shares in anticipation of issuing preferred shares other than the Series A preferred shares and Series B convertible preferred shares discussed above. The Company cannot now predict whether or to what extent, if any, additional preferred shares will be used or if so used what the characteristics of a particular series may be. The voting rights and rights to distributions of the holders of common shares will be subject to the prior rights of the holders of any subsequently-issued preferred shares. Unless otherwise required by applicable law or regulation, the preferred shares would be issuable without further authorization by holders of the common shares and on such terms and for such consideration as may be determined by the Board of Directors. The preferred shares could be issued in one or more series having varying voting rights, redemption and conversion features, distribution (including liquidating distribution) rights and preferences, and other rights, including rights of approval of specified transactions. A series of preferred shares could be given rights that are superior to rights of holders of common shares and a series having preferential distribution rights could limit common share distributions and reduce the amount holders of common shares would otherwise receive on dissolution.

The Company may use proceeds received from the sale of Units pursuant to its Additional Share Option and Dividend Reinvestment Plan (which the Company plans to implement following the conclusion of its on-going best-efforts offering) to redeem Units. The Unit Redemption Program will not begin until July 2008, which is the expiration of one year from the initial closing of the offering. Beginning in July, shareholders may request redemption of Units for a purchase price equal to 92% of the price paid per Unit if the Units have been owned less than three years or 100% of the price paid per Unit if the Units have been owned more than three years. The maximum number of Units that may be redeemed in any given year will be three percent of the weighted average number of Units outstanding during the 12-month period immediately prior to the date of redemption. The

Notes to Consolidated Financial Statements—(Continued)

Company reserves the right to change the purchase price of redemptions, reject any request for redemption, or otherwise amend the terms of, suspend, or terminate the Unit Redemption Program.

Note 4

Stock Incentive Plans

During 2007, the Board of Directors approved a Non-Employee Directors Stock Option Plan (the “Directors Plan”) whereby directors, who are not employees of the Company or affiliates, automatically receive the option to purchase Units. Under the Directors Plan, the number of Units authorized for issuance is equal to 45,000 plus 1.8% of the number of Units sold in excess of the minimum offering of 4,761,905 Units. This plan currently relates to the initial public offering of 91,125,541 Units. Therefore, the maximum number of Units authorized under the Directors Plan is currently 1,200,255 based on the number of shares issued as of December 31, 2007. The options expire 10 years from the date of grant.

During 2007, the Board of Directors approved an Incentive Stock Option Plan (the “Incentive Plan”) whereby incentive awards may be granted to certain employees of the Company or affiliates. Under the Incentive Plan, the number of Units authorized for issuance is equal to 35,000 plus 4.625% of the number of Units sold in the initial offering in excess of 4,761,905. This plan also currently relates to the initial public offering of 91,125,541 Units. Therefore, the maximum number of Units that can be issued under the Incentive Plan is currently 3,003,364 based on the number of shares issued as of December 31, 2007.

Both plans generally provide, among other things, that options be granted at exercise prices not lower than the market value of the Units on the date of grant. The options expire 10 years from the date of the grant. During 2007, the Company granted options to purchase 22,000 Units under the Directors Plan and granted no options under the Incentive Plan. All of the options issued vested at the date of issuance and have an exercise price of $11 per Unit. Activity in the Company’s share option plan during 2007 is summarized in the following table:

2007
Outstanding, beginning of year:	—
Granted	22,000
Exercised	—
Expired or canceled	—

Outstanding, end of year:	22,000

Exercisable, end of year:	22,000

The weighted-average exercise price:	$11.00

Note 5

Management and Franchise Agreements

Each of the Company’s six hotels are operated and managed, under separate management agreements, by affiliates of one of the following companies: Newport, Western or LBA. The agreements provide for initial terms of five years. Fees associated with the agreements generally include the payment of base management fees, incentive management fees, accounting fees, and other fees for centralized services which are allocated among all of the hotels that receive the benefit of such services. Base management fees are calculated as a percentage of gross revenues. Incentive management fees are calculated as a percentage of operating profit in excess of a priority return to the Company, as defined in the management agreements. The Company has the option to terminate the management agreements if specified performance thresholds are not satisfied. For the period ended December 31, 2007 the Company incurred approximately $45 thousand in management fee expense.

Notes to Consolidated Financial Statements—(Continued)

Newport, Western or LBA are not affiliated with either Marriott or Hilton, and as a result, the hotels they manage were required to obtain separate franchise agreements with each respective franchisor. The Hilton franchise agreements generally provide for a term of 10 to 20 years. Fees associated with the agreements generally include the payment of royalty fees and program fees. The Marriott franchise agreements provide for initial terms of 12-18 years with some agreements having options to renew under the same terms for one additional ten year period. Fees associated with the agreements include the payment of royalty fees, marketing fees, reservation fees and a communications support fee based on room revenues. For the period ended December 31, 2007 the Company incurred approximately $72 thousand in franchise fee expense.

Note 6

Related Parties

The Company has significant transactions with related parties. These transactions cannot be construed to be arms length, and the results of the Company’s operations may be different if these transactions were conducted with non-related parties.

The Company has a contract with ASRG, a related party, to provide brokerage services for the acquisition and disposition of the Company’s real estate assets. In accordance with the contract, ASRG is paid a fee of 2% of the gross purchase price of any acquisitions or gross sale price of any dispositions of real estate investments, subject to certain conditions. As of December 31, 2007, total payments to ASRG for services under the terms of this contract were $1.7 million, which was capitalized as a part of the purchase price of the hotels.

The Company is party to an advisory agreement with A8A, pursuant to which A8A provides management services to the Company. An annual fee ranging from .1% to .25% of total equity proceeds received by the Company, in addition to certain reimbursable expenses, are payable for these services. A8A utilizes Apple REIT Six, Inc. to provide these services. Expenses related to this agreement totaled $626 thousand in 2007.

Including ASRG and A8A discussed above, Mr. Knight is also Chairman and CEO of Apple REIT Six, Inc., Apple REIT Seven, Inc. and Apple REIT Nine, Inc. (a newly formed company that intends to qualify as a diversified REIT). Members of the Company’s Board of Directors are also on the boards of Apple REIT Six, Inc. and Apple REIT Seven, Inc.

Note 7

Pro Forma Information (Unaudited)

The following unaudited pro forma information for the year ended December 31, 2007, is presented as if the acquisitions of the six hotels owned at December 31, 2007 had occurred on the latter of January 1, 2007 or the opening date of the hotel. The pro forma information does not purport to represent what the Company’s results of operations would actually have been if such transactions, in fact, had occurred on these applicable dates, nor does it purport to represent the results of operations for future periods. The Company’s hotel in Tulsa, Oklahoma opened in November 2007. Amounts are in thousands except per share.

Year ended December 31, 2007
Hotel revenues	$17,022
Net income	$6,877
Net income per share-basic and diluted	$0.34

Notes to Consolidated Financial Statements—(Continued)

The pro forma information reflects adjustments for actual revenues and expenses of the six hotels acquired in 2007 for the respective period owned prior to acquisition by the Company. Net income has been adjusted as follows: (1) interest income has been adjusted to reflect the reduction in cash and cash equivalents required to fund the acquisitions; (2) interest expense related to prior owner’s debt which was not assumed has been eliminated; and (3) depreciation has been adjusted based on the Company’s basis in the hotels.

Note 8

Commitments

At December 31, 2007, the Company had outstanding contracts regarding the purchase of 39 additional hotels for a total purchase price of $682 million. Seven of the 39 hotels were under construction at that date, with expected completion dates over the next twelve to twenty-four months. The other 32 hotels are expected to close during the first six months of 2008. Although the Company is working towards acquiring these hotels, there are many conditions to closing that have not yet been satisfied and there can be no assurance that all of the conditions to closing will be satisfied. The following table summarizes the location, brand, number of rooms, refundable deposits paid and gross purchase price for each hotel (dollar amounts in thousands):

Location	Brand	Rooms	Deposits Paid	Gross Purchase Price

Port Wentworth, GA	Hampton Inn	106	$310	$10,780
New York, NY	Independent	200	10,000	99,000
Marlborough, MA	Residence Inn	112	500	20,200
Annapolis, MD	Hilton Garden Inn	126	500	25,000
Matthews, NC	Hampton Inn	92	250	11,300
Concord, NC	Hampton Inn	101	286	9,200
Warwick, RI	Hilton Garden Inn	160	372	24,000
Columbia, SC	Hilton Garden Inn	143	658	21,200
Tulare, CA	Hampton Inn & Suites	86	55	10,331
Memphis, TN	Hilton Garden Inn	120	250	17,150
Orlando, FL	Fairfield Inn	200	500	(a	)
Orlando, FL	SpringHill Suites	200	500	(a	)
Tallahassee, FL	Hilton Garden Inn	85	100	13,200
Birmingham, AL	Homewood Suites	95	232	16,500
Jacksonville, FL	Homewood Suites	119	339	24,000
Tampa, FL	TownePlace Suites	95	169	12,000
Dunn, NC	Hampton Inn	120	176	12,500
Winston-Salem, NC	Courtyard	122	183	13,000
Greenville, SC	Residence Inn	78	130	9,200
Hilton Head, SC	Hilton Garden Inn	104	169	12,000
Cypress, CA	Courtyard	180	250	29,000
Sacramento, CA	Hilton Garden Inn	154	250	24,500
San Jose, CA	Homewood Suites	140	125	(b	)
Tukwila, WA	Homewood Suites	106	125	(b	)
Rogers, AR	Fairfield Inn	99	200	8,000
Rogers, AR	Residence Inn	88	200	10,770
Springdale, AR	Residence Inn	72	200	5,606
Wichita, KS	Courtyard	90	200	8,273
Fayetteville, NC	Residence Inn	92	200	12,201
Texarkana, TX	Courtyard	90	200	11,892
Texarkana, TX	TownePlace Suites	85	200	9,057

Notes to Consolidated Financial Statements—(Continued)

Location	Brand	Rooms	Deposits Paid	Gross Purchase Price

Urbandale, IA	Hampton Inn & Suites	124	100	13,640
Baton Rouge, LA	SpringHill Suites	119	100	15,100
Overland Park, KS	Fairfield Inn	110	200	12,050
Overland Park, KS	Residence Inn	120	220	15,850
Overland Park, KS	SpringHill Suites	102	123	8,850
Westford, MA	Residence Inn	108	206	14,850
Westford, MA	Hampton Inn & Suites	110	211	15,250
Kansas City, MO	Residence Inn	106	240	17,350

		4,559	$19,229	$681,750

(a)	These two hotels are covered by the same purchase contract, which provides for a combined gross purchase price of $54,800. The total shown for the table includes this combined amount.
(b)	These two hotels are covered by the same purchase contract, which provides for a combined gross purchase price of $34,150. The total shown for the table includes this combined amount.

As there can be no assurance that all conditions to closing will be satisfied, the Company includes deposits for hotels under contract in “Other assets” in the Company’s Consolidated Balance Sheets and in “Deposits and other disbursements for the potential acquisition of hotel properties” in the Company’s Consolidated Statement of Cash Flows.

In connection with the Company’s acquisition of a Courtyard hotel in Somerset, New Jersey, the Company assumed an existing land lease. The land lease extends through September 2040. The lease is subject to various payment adjustments during the lease term. The aggregate amounts of the estimated lease payments pertaining to the Somerset, New Jersey land lease, for the five years subsequent to December 31, 2007 are as follows (in thousands):

2008	$214
2009	219
2010	223
2011	229
2012	234
Thereafter	10,015

Total	$11,134

Note 9

Subsequent Events

In January 2008, the Company declared and paid distributions of $5.1 million. The Company also closed on an additional 4.8 million Units, representing gross proceeds of $52.5 million and proceeds net of selling and marketing costs of $47.3 million.

On January 2, 2008, the Company closed on the purchase of a Hampton Inn hotel located in Port Wentworth, Georgia. The gross purchase price for this hotel, which contains a total of 106 guest rooms, was approximately $10.8 million.

On January 4, 2008, the Company closed on the purchase of an independent hotel located in New York, New York. The gross purchase price for this hotel, which contains a total of 200 guest rooms, was $99 million.

Notes to Consolidated Financial Statements—(Continued)

On January 15, 2008, the Company closed on the purchase of a Hampton Inn hotel located in Matthews, North Carolina. The gross purchase price for this hotel, which contains a total of 92 guest rooms, was $11.3 million.

On January 15, 2008, the Company closed on the purchase of a Hilton Garden Inn hotel located in Annapolis, Maryland. The gross purchase price for this hotel, which contains a total of 126 guest rooms, was $25 million.

On January 15, 2008, the Company closed on the purchase of a Residence Inn hotel located in Marlborough, Massachusetts. The gross purchase price for this hotel, which contains a total of 112 guest rooms, was $20.2 million.

On January 24, 2008, the Company closed on the purchase of a Hampton Inn hotel located in Dunn, North Carolina. The gross purchase price for this hotel, which contains a total of 120 guest rooms, was $12.5 million.

On January 25, 2008, the Company closed on the purchase of a Hilton Garden Inn hotel located in Tallahassee, Florida. The gross purchase price for this hotel, which contains a total of 85 guest rooms, was $13.2 million.

On January 16, 2008, the Company entered into a contract for the potential purchase of a SpringHill Suites hotel in Sanford, Florida. The gross purchase price for this hotel, which contains a total of 105 guest rooms, is $11.2 million. The initial refundable deposit was $150 thousand.

On January 25, 2008, the Company entered into two separate contracts for the potential purchase of two hotels. The purchase contracts are for a 124-room hotel under construction in Rochester, Minnesota with a purchase price of $14.1 million and a 140-room hotel under construction in St. Charles, Missouri with a purchase price of $18.2 million. The initial refundable deposit under each separate contract was $100 thousand.

In February 2008, the Company declared and paid distributions of $5.4 million. The Company also closed on an additional 6.6 million Units, representing gross proceeds of $72.4 million and proceeds net of selling and marketing costs of $65.2 million.

On February 29, 2008, the Company closed on the purchase of a Residence Inn hotel located in Rogers, Arkansas. The gross purchase price for this hotel, which contains a total of 88 guest rooms, was $10.8 million plus the sellers cost to prepay the loan associated with the property.

On February 29, 2008, the Company closed on the purchase of a Fairfield Inn located in Rogers, Arkansas. The gross purchase price for this hotel, which contains a total of 99 guest rooms, was $8.0 million.

Note 10

Industry Segments

The Company owns extended-stay and limited service hotel properties throughout the United States that generate rental and other property related income. The Company separately evaluates the performance of each of its hotel properties. However, because each of the hotels has similar economic characteristics, facilities, and services, the properties have been aggregated into a single operating segment. All segment disclosures are included in, or can be derived from, the Company’s consolidated financial statements.

Notes to Consolidated Financial Statements—(Continued)

Note 11

Quarterly Financial Data (unaudited)

The following is a summary of quarterly results of operations for the period ended December 31, 2007. Income per share for the four quarters in 2007 is non-additive in comparison to income per share for the period ended December 31, 2007 due to the timing and size of the Company’s Unit issuances.

(in thousands except per share data)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$—	$—	$—	$1,485
Net income / (loss)	$(3)	$(73)	$422	$5,052
Basic and diluted income / (loss) per common share	$—	$—	$0.08	$0.10
Distributions paid per share	$—	$—	$0.15	$0.25